EXHIBIT 12.6

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY OHIO, INC.

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$178	$273	$290	$(309)	$(240)
Fixed charges	94	108	119	122	128
Deduct:
Interest capitalized	12	15	9	8	4
Total earnings	$260	$366	$400	$(195)	$(116)

Fixed charges:
Interest on debt, including capitalized portions	$90	$104	$114	$117	$121
Estimate of interest within rental expense	4	4	5	5	7
Total fixed charges	$94	$108	$119	$122	$128
Ratio of earnings to fixed charges	2.8	3.4	3.4	―(a)	―(a)

(a)

Earnings insufficient to cover fixed charges by approximately $317 million and $244 million during the years ended December 31, 2010 and 2009, respectively, due primarily to non-cash goodwill impairment charges.